UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its annual meeting of shareholders for the year ended June 30, 2021. With a record date as of March 25, 2022, the meeting will be held on May 6, 2022, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on May 5, 2022) at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China. The meeting will be held as a hybrid virtual and physical meeting. Shareholders unable to attend in person may attend by visiting http://dogness.com/shareholdermeeting/2022, which will redirect to the meeting website. Due to the global impact of the coronavirus outbreak, the Registrant encourages shareholders to attend the meeting virtually where possible.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Statement for Annual Shareholder Meeting for the year ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

By:	/s/ Yunhao Chen
Name:	Yunhao Chen
Title:	Chief Financial Officer
(Principal Financial Officer) and
Duly Authorized Officer

Dated: March 29, 2022